FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2005
Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

TABLE OF CONTENTS

Item

1.	Press release dated March 18, 2005

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date: March 18, 2005	By:	/s/ Hoshi D. Bhagwagar

Name: Title:	Hoshi D. Bhagwagar Chief Manager

Item 1

News Release	March 18, 2005

Sponsored Offering of American Depositary Shares by Equity Shareholders of ICICI Bank Limited

     On March 17, 2005, EST, our equity shareholders sold 19,206,825 American Depositary Shares (“ADSs”), representing 38,413,650 equity shares, in a sponsored ADS offering registered with the US Securities and Exchange Commission at a price of $21.11 per ADS. The Joint Global Coordinators and the Joint Bookrunners have the option to purchase up to an additional 2,881,025 ADSs, representing 5,762,050 equity shares. We will not receive any of the proceeds from this offering. Merrill Lynch International, Morgan Stanley and UBS Investment Bank were the Joint Global Coordinators and Joint Bookrunners of the Offering.

     A written prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, may be obtained from Merrill Lynch International, Merrill Lynch Financial Centre, 2 King Edward Street, London EC1A 1HQ, United Kingdom, Morgan Stanley, 25 Cabot Square, Canary Wharf, London E14 4UA, United Kingdom, or UBS Investment Bank, 52/F, Two International Finance Centre, 8 Finance Street, Central, Hong Kong.

     Our ADSs are traded on the New York Stock Exchange under the symbol “IBN”. Each ADS represents two of our equity shares. Our equity shares are traded in India on The Stock Exchange, Mumbai and the National Stock Exchange of India Limited. Additional information is available at our website at www.icicibank.com.

     Except for the historical information contained herein, statements in this Release which contain words or phrases such as 'will', 'would', 'indicating', 'expected to' etc., and similar expressions or variations of such expressions may constitute 'forward-looking statements'. These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. ICICI Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.